Exhibit 99. (d)(vi)

MANAGEMENT FEE WAIVER AGREEMENT

This Management Fee Waiver Agreement (the “Agreement”) is made and entered into as of this 1st day of May, 2013 between Lord, Abbett & Co. LLC (“Lord Abbett”) and Lord Abbett Global Fund, Inc. (the “Company”) with respect to Lord Abbett Global Allocation Fund (“Global Allocation Fund”).

In consideration of good and valuable consideration, receipt of which is hereby acknowledged, it is agreed as follows:

1.

With respect to Global Allocation Fund, Lord Abbett agrees for the time period set forth in paragraph 2 below to waive a portion of its management fee payable under the Management Agreement between Lord Abbett and the Company with respect to Global Allocation Fund so that the management fee would be equal to an annual rate of 0.07%.

2.	This agreement will be effective from May 1, 2013 through April 30, 2014. This Agreement may be terminated only by the Board of Directors of the Company upon written notice to Lord Abbett.

IN WITNESS WHEREOF, Lord Abbett and the Company have caused this Agreement to be executed by a duly authorized member and officer, respectively, to become effective as of the day and year first above written.

LORD ABBETT GLOBAL FUND, INC.

By:	/s/ Thomas R. Phillips

Thomas R. Phillips
Vice President and Assistant Secretary

LORD, ABBETT & CO. LLC

By:	/s/ Lawrence H. Kaplan

Lawrence H. Kaplan
Member and General Counsel